COUSINS PROPERTIES INCORPORATED

2008 SUMMARY ANNUAL REPORT



What's Next?



THERE IS NO DOUBT THAT 2009 WILL BE AN EXCEPTIONALLY DIFFICULT YEAR. COUSINS WILL LIVE THROUGH WHAT MOST SEE AS THE WORST REAL ESTATE RECESSION SINCE WORLD WAR II. WE WILL EMERGE WITH OUR BALANCE SHEET, REPUTATION AND A STRONG TEAM INTACT.

Thomas D. Bell, Jr., Chairman & Chief Executive Officer

DEAR SHAREHOLDERS AND PARTNERS:

I'm not generally a glass half-full person. I'm a conservative guy running a conservative company in a risky business. While there may be times when Cousins' conservative approach appears out of step with an exuberant market, it is at the core of our staying power and why we celebrated our 50th anniversary in 2008. As importantly, it is also the reason your Company isn't facing the near-term financial difficulties many other real estate companies are battling.

We saw market exuberance early and reacted quickly. We were among the first owners to sell assets, beginning in 2003 and ending in 2006 with nearly $3 billion in assets sold at great prices. We did it aggressively and we paid $12.62 per share in special dividends to our shareholders. We believed real estate prices had reached unsustainable levels and we took advantage of the frothy market. That's what good real estate investors do.

When we saw how aggressively commercial assets were being financed during this pricing bubble, we felt it couldn't last. The pendulum had swung too far, money was too cheap and liquidity too great. We believed it was only a matter of time before it would swing back dramatically. And it has, even exceeding our dire predictions.

We decided we needed to get in front of this looming credit collapse and we did. In late 2006 and through much of 2007, we acted aggressively to put well-priced term debt on stabilized assets. We also recast our bank credit facility, extending the term, increasing the amount to $500 million and adding a $100 million term loan. As a result, Cousins does not face the devastating short-term maturity issues faced by many other real estate companies.

As the financial news grew worse in 2008, we also moved to ensure the Company had enough cash on hand to cover all expected development expenses through 2009. By drawing $90 million from our credit facility, we have better insulated the Company from unexpected difficulties our banks may experience while leaving approximately $185 million available on the credit facility to react to opportunities.

There are, of course, times when seeing the glass half-full is useful, maybe even preferable. But in times like these, recognizing the glass is half-empty early and being the conservative leader of a conservative company is a plus.

That said, 2008 did yield some notable achievements at Cousins.

In January, we announced that Deloitte would expand significantly in One Ninety One Peachtree, taking a total of 260,000 square feet. By July, Deloitte had agreed to take another 76,000 square feet at the building, consolidating its Atlanta presence. In the two-plus years Cousins has owned the 1.2 million-square-foot One Ninety One Peachtree, we have signed more than 800,000 square feet in new leases and the building stands at approximately 75 percent leased. This is a remarkable achievement given these difficult markets and a testament to the hard work of our team.

In Austin, we completed our Palisades West project and signed partner Forestar Real Estate Group to a 32,000-square-foot lease, bringing the 373,000-square-foot office complex to 67 percent leased. In late spring/early summer, we opened The Avenue Forsyth in suburban Atlanta and Tiffany Springs MarketCenter in

{ FINANCIAL HIGHLIGHTS }

(in thousands, except percentages and per share amounts)	2008	2007	2006	2005	2004
	Years Ended December 31,				
Net Income Available to Common Stockholders	$ 7,590	$ 17,672	$ 217,441	$ 34,491	$ 399,742
Diluted Net Income Per Common Share	$ 0.15	$ 0.34	$ 4.14	$ 0.67	$ 7.84
Funds From Operations Available to Common Stockholders ("FFO") [(a)]	$ 61,014	$ 48,437	$ 74,469	$ 73,746	$ 109,483
Diluted FFO Per Common Share	$ 1.18	$ 0.92	$ 1.42	$ 1.43	$ 2.15
Dividends Paid to Common Stockholders:					
Regular	$ 69,808	$ 76,782	$ 75,494	$ 74,649	$ 72,869
Special	$ –	$ –	$ 175,470	$ –	$ 356,493
Dividends Per Common Share:					
Regular	$ 1.36	$ 1.48	$ 1.48	$ 1.48	$ 1.48
Special	$ –	$ –	$ 3.40	$ –	$ 7.15
Equity Market Capitalization at Year-End (Common and Preferred)	$ 793,351	$ 1,305,168	$ 2,030,872	$ 1,638,420	$ 1,720,885
Adjusted Debt at Year-End [(b)]	$ 1,073,953	$ 773,482	$ 376,516	$ 514,560	$ 350,346
Total Market Capitalization at Year-End	$ 1,867,304	$ 2,078,650	$ 2,407,388	$ 2,152,980	$ 2,071,231
Adjusted Debt to Total Market Capitalization at Year-End	58%	37%	16%	24%	17%
Stock Price at Year-End:					
Common	$ 13.85	$ 22.10	$ 35.27	$ 28.30	$ 30.27
Preferred Series A	$ 12.24	$ 22.38	$ 25.90	$ 25.75	$ 26.15
Preferred Series B	$ 12.00	$ 20.59	$ 25.53	$ 25.40	$ 25.00

[(a)] *See page 46 of the December 31, 2008 Annual Report on Form 10-K for a discussion of FFO. The reconciliations between Net Income Available to Common Stockholders and FFO are as follows:*

	2008	2007	2006	2005	2004
Net Income Available to Common Stockholders	$ 7,590	$ 17,672	$ 217,441	$ 34,491	$ 399,742
Depreciation and amortization:					
Consolidated	52,925	39,796	30,824	26,270	29,073
Discontinued operations	486	846	12,866	10,316	13,456
Share of unconsolidated joint ventures	6,495	4,576	8,831	8,920	15,915
Depreciation of furniture, fixtures and equipment and amortization of specifically identifiable intangible assets:					
Consolidated	(3,743)	(2,793)	(2,911)	(2,951)	(2,652)
Share of unconsolidated joint ventures	(79)	(5)	(12)	(78)	(35)
Gain on sale of investment properties, net of applicable income tax provision and minority interest:					
Consolidated	(10,799)	(5,535)	(3,012)	(15,733)	(118,056)
Discontinued	(2,472)	(18,095)	(86,495)	(1,037)	(81,927)
Share of unconsolidated joint ventures	–	(1,186)	(135,618)	(1,935)	(176,265)
Gain on sale of undepreciated investment properties	10,611	13,161	14,348	15,483	29,627
Funds From Operations Available to Common Stockholders, as defined	$ 61,014	$ 48,437	$ 56,262	$ 73,746	$ 108,878
Certain Loss on Extinguishment of Debt	–	–	18,207	–	605
Funds From Operations Available to Common Stockholders, Excluding Certain Loss on Extinguishment of Debt	$ 61,014	$ 48,437	$ 74,469	$ 73,746	$ 109,483
Diluted Weighted Average Shares	51,621	52,932	52,513	51,747	51,016

[(b)] *Adjusted debt is defined as the Company's debt and the Company's pro rata share of unconsolidated joint venture debt, excluding debt related to investment entities, as defined in the Company's credit facility agreement. The reconciliation between Consolidated Debt and Adjusted Debt is as follows:*

	2008	2007	2006	2005	2004
Consolidated debt	$ 942,239	$ 676,189	$ 315,149	$ 467,516	$ 302,286
Share of joint venture debt	196,874	170,166	172,085	148,129	135,764
Share of investment entities' debt	(65,160)	(72,873)	(110,718)	(101,085)	(87,704)
Adjusted Debt	$ 1,073,953	$ 773,482	$ 376,516	$ 514,560	$ 350,346


Terminus 200


One Ninety One Peachtree Tower

CORPORATE PROFILE

as of December 31st, 2008

COUSINS PROPERTIES INCORPORATED is a leading diversified real estate company with extensive experience in development, acquisition, financing, management and leasing. Based in Atlanta, the Company actively invests in office, multi-family, retail and land development projects. Since its founding in 1958, Cousins has developed 20 million square feet of office space, 20 million square feet of retail space, more than 3,500 multi-family units and more than 60 single-family neighborhoods. As of December 31, 2008, the Company's portfolio consists of interests in 7.5 million square feet of office space, 4.7 million square feet of retail space, 2 million square feet of industrial space, 25 residential communities, more than 9,500 acres of strategically located land tracts and significant land holdings for development of single-family residential communities. The Company also provides leasing and management services to third-party investors; its client-services portfolio comprises 13.8 million square feet of office and retail space. The Company is a fully integrated equity real estate investment trust (REIT) that has been public since 1962 and trades on the New York Stock Exchange under the symbol "CUZ."

Renewed and expanded leases totaling more than 336,000 square feet with Deloitte at One Ninety One Peachtree Tower. The firm is the downtown Atlanta landmark's largest single user.

Agreed to sell 167 acres of land at two of the Company's Atlanta-area industrial parks to Weeks Robinson Properties for approximately $18.5 million. The buyer is a partnership of former Cousins Industrial Division President Forrest Robinson and the Company's industrial partner Ray Weeks. With this sale, Cousins is no longer actively pursuing industrial development.

Opened The Avenue Forsyth, a 537,000-square-foot lifestyle center in north metropolitan Atlanta featuring more than 60 retailers including *AMC Theaters*, *American Eagle*, *Barnes & Noble*, *New York & Company*, *Ted's Montana Grill* and *White House/Black Market.*

Sold a 28-acre tract adjacent to The Avenue Forsyth for $17.6 million, generating FFO of approximately $3.9 million.

Sold its 3100 Windy Hill Road office building for $12.5 million, recognizing a gain on sale of approximately $2.4 million.

Sold all of the remaining 120 residential units at its 50 Biscayne joint venture in Miami, Florida.

Opened Tiffany Springs MarketCenter, a 587,000-square-foot power center in northern Kansas City, Missouri. The center opened at 88 percent committed and includes *The Home Depot*, *Target*, *JCPenney*, *Best Buy*, *Sports Authority* and *PetsMart*.

Opened Palisades West, a two-building, 375,000-square-foot office project in Austin, Texas.


The Avenue Forsyth



Palisades West

"...I'm not a glass half-full person. But good companies will come out of the downturn stronger with fewer competitors and more opportunities."

Thomas D. Bell, Jr., Chairman & Chief Executive Officer

north Kansas City, Missouri. Both posted strong openings and positive reviews.

The month of July brought an important agreement to sell the balance of our residential condominiums at 50 Biscayne, a Miami joint venture with The Related Group. Not only did that sale get Cousins out of the notoriously difficult South Florida condo market but it also resulted in a healthy overall return for the project.

Cousins also began to exit the industrial business in 2008, selling 167 acres of industrial land to a new company formed by our industrial partner Ray Weeks and former Industrial Division President Forrest Robinson. Ray and Forrest are a dynamic team and we wish them great success. That change was followed by an internal reorganization that shifted us away from our silo-like divisions to a team-focused project-based structure. While the process is never easy, this transformation has helped the Company better share ideas and information, and has resulted in a more creative and flexible Cousins. I am confident this structure will help our team deal more effectively with today's economic environment and the opportunities that are sure to come as the markets begin to recover.

On the personnel side, our longtime Retail Division President Joel Murphy retired from Cousins at the end of 2008. For nearly 20 years, Joel helped engineer Cousins' retail expansion and drove that business to great heights behind The Avenue and MarketCenter concepts. We will miss his creative vision and energy but understand his desire to seek his next challenge.

Former Land Division President Bruce Smith, after 35 successful years in the real estate business, also retired at the end of 2008. Bruce brought Cousins back into the residential business in the early 1990s and has produced dozens of winning communities. His quick mind and great sense of humor have been wonderful assets to Cousins, and his daily presence around the office will be missed.

Bruce is passing the torch to Dan Fields, a veteran of award-winning residential developer John Wieland Homes and now our Senior Vice President for Land and Residential Development. We're excited to have Dan aboard.

In February of this year, we announced the promotion of Larry Gellerstedt to President and COO of the Company. Larry has been a successful CEO of three companies, is an engaged civic leader, and has led our development team since we acquired his company in 2005. A deep executive team has been a hallmark of Cousins for years, and we are lucky to have people like Larry ready to take on the next challenge.

In mid-March of 2009, we announced the departure of former President and COO Dan DuPree. Dan's impact on Cousins during his 15-plus years here is hard to overstate. From the moment Cousins acquired Dan's firm in the early 1990s, he has played a pivotal role in Cousins' development decisions and process. Luckily, Dan's fingerprint on our development process is ingrained in the Company now and his influence will be felt long after his departure.

So what's next?

There is no doubt that 2009 will be an exceptionally difficult year. Cousins will live through what most see as the worst real estate recession since World War II. We will emerge with our balance sheet, reputation and a strong team intact, but it is sure to be a rough ride. We will continue to carefully monitor our expenses and it is unlikely we will see new development starts in 2009. But we intend to keep our team busy earning fees by helping others with their problem assets and looking for distressed opportunities that meet our underwriting criteria and appeal to our financial partners.

When the markets finally turn, things will start off slowly, but momentum should pick up as the realities of population growth and deferred demand kick in. We expect our Sunbelt markets will continue to grow and our current portfolio and the assets we should ultimately be able to acquire during this devastating down cycle should increase in value over time and deliver a handsome return for our shareholders. We have done this before and I am confident we can do it again.

Like you, I'm very disappointed in how the equity markets have treated Cousins recently, clearly not differentiating between companies that made good decisions – like yours – and others who bought assets at the top of the boom and overleveraged their balance sheets. We have unfortunately been punished by the public markets just like the others. But our experience suggests the market will become more aware and discriminating over time as the recovery takes hold and your Company should benefit.

As I said, I'm not a glass half-full person. But good companies will come out of the downturn stronger with fewer competitors and more opportunities. I can't tell you exactly when this will occur. I'm hoping it will be no later than the second half of 2010. But I'm sure it will occur and when it does, your Company will be ready. Thank you for your continued support of Cousins Properties.



THOMAS D. BELL, JR.
CHAIRMAN & CHIEF EXECUTIVE OFFICER

DIRECTORS

THOMAS D. BELL, JR.
Chairman of the Board and Chief Executive Officer

ERSKINE B. BOWLES
President
University of North Carolina

JAMES D. EDWARDS
Former Managing Partner — Global Markets
Arthur Andersen LLP

LILLIAN C. GIORNELLI
Chairman and Chief Executive Officer
The Cousins Foundation, Inc.

S. TAYLOR GLOVER
President and CEO
Turner Enterprises, Inc.

JAMES H. HANCE, JR.
Retired Vice Chairman
Bank of America Corporation

WILLIAM B. HARRISON, JR.
Retired Chairman
JPMorgan Chase & Co.

BOONE A. KNOX
Managing Trustee
The Knox Foundation

WILLIAM PORTER PAYNE
Partner
Gleacher Partners LLC

T.G. COUSINS
Chairman Emeritus

HENRY C. GOODRICH
Director Emeritus

CORPORATE OFFICERS

THOMAS D. BELL, JR.
Chairman of the Board and Chief Executive Officer

R. DARY STONE
Vice Chairman of the Company

LARRY L. GELLERSTEDT, III
President and Chief Operating Officer

JAMES A. FLEMING
Executive Vice President and Chief Financial Officer

DAN G. ARNOLD
Senior Vice President and Chief Information Officer

LAWRENCE B. GARDNER
Senior Vice President — Human Resources

JOHN D. HARRIS, JR.
Senior Vice President and Chief Accounting Officer, Assistant Corporate Secretary

ROBERT M. JACKSON
Senior Vice President, General Counsel and Corporate Secretary

TAD LEITHEAD, JR.
Senior Vice President, Development

JOHN C. OLDERMAN
Senior Vice President, Associate General Counsel and Assistant Secretary

PAMELA F. ROPER
Senior Vice President, Associate General Counsel and Assistant Secretary

WENDY C. FITCHJARRELL
Vice President, Leasing and Asset Management

DENNIS A. GRANGER
Vice President, Information Systems

PATRICIA A. GRIMES
Vice President, Financial and SEC Reporting and Accounting Policy

KAREN S. HUGHES
Vice President and Treasurer

KRISTIN R. MYERS
Vice President, Taxation

TIMOTHY A. O'CONNELL
Vice President, Internal Audit

MELANIE A. WARD
Vice President, Development Controller

INVESTMENT OFFICERS

CRAIG B. JONES
Executive Vice President and Chief Investment Officer

DAVID C. NELSON
Senior Vice President
Capital Markets

DEVELOPMENT OFFICERS

WILLIAM I. BASSETT
Senior Vice President, Development

DANIEL D. CAMP
Senior Vice President, Development

MOLLY FAIRCLOTH
Senior Vice President, Development

DAN H. FIELDS
Senior Vice President, Development

JAMES F. GEORGE
Senior Vice President, Development

JOHN N. GOFF
Senior Vice President, Development

TIM HENDRICKS
Senior Vice President, Development

JOHN S. MCCOLL
Senior Vice President, Development

JEFFREY S. QUINN
Senior Vice President, General Manager, Callaway and Blalock

CLAUDE G. WINSTEAD, III
Senior Vice President, Development

LUCIEN J. CONTI, JR.
Vice President, Development

JASON J. FROST
Vice President, Development

JOHN M. KELLEY
Vice President, Development

DAVID J. KNOTTS
Vice President, Development

LEASING & ASSET MANAGEMENT OFFICERS

STEVE V. YENSER
Executive Vice President and Chief Leasing & Asset Management Officer

DARRYL D. BONNER
Senior Vice President, Director of Retail Leasing

MARK P. DICKENSON
Senior Vice President, Leasing

J. THAD ELLIS
Senior Vice President, Asset Management — Client Services

WALTER L. FISH
Senior Vice President, Southeast Regional Director of Leasing

JACK A. LAHUE
Senior Vice President, Asset Management and Assistant Corporate Secretary

ANGIE M. LECCESE
Senior Vice President, Corporate Marketing and Brand Management

DARA J. NICHOLSON
Senior Vice President, Property Management

MICHAEL D. BROWN
Vice President, Leasing

CARL Y. DICKSON
Vice President, Asset Management

STEPHANIE M. HART
Vice President, Asset Management

AMY S. SIEGAL
Vice President, Leasing

STEVEN J. SILVERSTEIN
Vice President, Leasing

RONALD C. STURGIS
Vice President, Operations

CRAIG H. WESEMEYER
Vice President, Leasing

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP

COUNSEL

King & Spalding LLP
Troutman Sanders LLP

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone Number: 1-800-937-5449
www.amstock.com

CERTIFICATIONS

The Company has included in Exhibit 31 to its Annual Report on Form 10-K, filed with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer certifying to the quality of the Company's public disclosure. In addition, the Chief Executive Officer certified to the New York Stock Exchange on May 28, 2008 that he was not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

FORM 10-K AVAILABLE

Copies of the Annual Report on Form 10-K for the year ended December 31, 2008, without exhibits, along with quarterly reports on Form 10-Q, are available free of charge upon written request to the Company at 191 Peachtree Street NE, Suite 3600, Atlanta, Georgia 30303. These items are also posted on the Company's web site at www.cousinsproperties.com or may be obtained from the SEC's web site at www.sec.gov.

INVESTOR RELATIONS CONTACT

Cameron Golden
Director, Corporate Communications and Investor Relations
Telephone Number: 404-407-1984
Fax Number: 404-407-1985
CameronGolden@cousinsproperties.com

CORPORATE HEADQUARTERS
191 PEACHTREE STREET NE
SUITE 3600
ATLANTA, GA 30303
TELEPHONE NUMBER: 404-407-1000
FAX NUMBER: 404-407-1002
WWW.COUSINSPROPERTIES.COM